ANTAGA INTERNATIONAL CORP

4405 Powell Ave

Montreal, QC Canada H4P 1E5

Phone: (514) 967-4372

June 22, 2011

Ms. Janice McGuirk and Mr. David Link

Division of Corporate Finance

Office of Beverages, Apparel and Health Care Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Reference: Antaga International Corp

     Amendment No. 2 to

                    Registration Statement on Form S-1

                    Filed on: May 25, 2011

                    File No. 333-170091

Dear Ms. McGuirk and Mr. Link:

We received your letter dated June 13, 2011, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 3 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No. 2 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on May 25, 2011:

Agreement with Our Supplier, page 16

1. We note your response to comment nine from the April 27, 2011 letter and the description of the agreement added to this section. However, as previously requested please file the written description of the contract with MVP Biotech as an exhibit, as required by Item 601(b)(10) of Regulation S-K.

We filed the written description of the contract with MVP Biotech as an exhibit.

Target Market, page 17

2. Please provide the website or link to Datamonitor and the title of the article that provides the information referred to.

We provided the website and the title of the article that provides the information referred to:

The website for Datamonitor is www.datanonitor.com. The article that provides the information is “Exercise and Sports Nutrition: Consumer Trends and Product Opportunities”.

3. We note your disclosure that the company’s president will provide counseling regarding nutritional supplements to consumers. Please clarify how the counseling will be provided. We note that the company will sell is product line online and in Scandinavian countries.

We clarified how the counseling will be provided by the company’s president:

The counseling will be provided by the company’s president for the first time being for all the online orders through emails. Phone counseling will also be provided if needed.

Compliance with Government Regulation, page 18

4. We note your response to comment 16. Please revise to delete your disclosure that “we are currently in contact with the following organizations to see if what certifications/approval is needed if any to distribute our product there:” Also confirm to us that your disclosure addresses all the regulations in Sweden and Finland regarding the importing and distributing of your nutritional health supplements.

We revised to delete our disclosure that “we are currently in contact with the following organizations to see if what certifications/approval is needed if any to distribute our product there:” Also we hereby confirm that our disclosure addresses all the regulations in Sweden and Finland regarding the importing and distributing of our nutritional health supplements.

Plan of Operations, page 20

5. The statements added to item 1 under the “in months four to six…” milestone presentation are noted. Please add a risk factor that addresses the risk in “there is no guarantee that we will be compliant in the time frame estimated, in which case our operations may be interrupted.”

We added a following risk factor:

THERE IS NO GUARANTEE THAT WE WILL BE COMPLIANT IN THE TIME FRAME ESTIMATED, IN WHICH CASE OUR OPERATIONS MAY BE INTERRUPTED.

There is no guarantee that we will be compliant in the time frame estimated and described in Plan of Operation section, in which case our operations may be interrupted.

Biographical Operations, page 21

6. We note that Punchline Quebec, Inc., the company partially owned by Mr. Parrik was recently dissolved. Please revise to clarify Mr. Parrik’s current employment.

We revised to clarify Mr. Parrik’s current employment:

Mr. Parrik is currently self-employed. He still owns and operates entertainment machines privately. He also focuses on Antaga International Corp.

7. Revise to clarify the size of operations conducted Punchline Quebec.

We clarified the size of operations conducted Punchline Quebec:

Punchline Quebec was a mid-size amusement machine company operating from 20 to 40 amusement machines over the period of roughly 6 years.

Financial Statements

General

8. Please note that a currently dated consent from your independent accountant is required for amendments over 30 days. Accordingly, please revise to provide a currently dated consent from your independent accountant.

We provided currently dated consent from our independent accountant.

This letter responds to all comments contained in your letter dated June 13, 2011.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct your further comments or questions you may have directly to us via fax or email at:

Attention: Georgi Parrik
Email: antaga@ymail.com

Telephone: (514) 967 4372

Thank you.

Sincerely,

/S/ Georgi Parrik

Georgi Parrik, President